Filed by Huntsman Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Huntsman Corporation

Commission File No.: 001-32427

The following are communications relating to the proposed transaction between Olin Corporation and Huntsman Corporation provided to employees of Huntsman Corporation on June 16, 2026.

Huntsman-Olin Merger
Frequently Asked Questions

1.	What was announced?

Huntsman and Olin have agreed to combine our businesses in a merger of equals (MOE), which was announced by both companies on June 16. You can learn more about the proposed transaction from the publicly shared documents on the Huntsman website.

2.	How does this transaction impact me? Will I have a job?

Today, nothing changes. Huntsman and Olin have agreed to merge, but the merger will not happen until we receive required approvals and the transaction closes, which is targeted for 1H 2027. Between now and then, your job will remain the same as we operate as two independent companies.

After the transaction is closed, the vast majority of the approximately 14,000 associates between the two companies will remain as part of the combined company. There will be some duplication of roles, including in corporate and administrative areas, resulting in job reductions, and those reductions are part of the publicly announced targeted synergies.

These decisions are never easy and are not taken lightly. You can be assured that anyone who will be leaving the organization will be treated with utmost dignity and respect.

As employees of the combined OlinHuntsman Corporation, Huntsman associates will receive compensation that is no less favorable and benefits that are substantially comparable as received prior to the merger for a period of at least 12 months.

3.	What is meant by ‘merger of equals’?

An MOE is a type of corporate combination where two companies of roughly similar size and value agree to combine and operate as a single entity, with a structure and leadership that reflects contributions from both companies.

This is clearly indicated in the merger announcement, including the planned OlinHuntsman Corporation name, leadership structure, and headquarters location.

4.	What changes today—and what does not change?

Today, nothing changes. Huntsman and Olin have agreed to merge, but the merger will not happen until required approvals are obtained, and the merger is closed, which is targeted for the first half of 2027. Between now and closing, Huntsman roles will remain the same as we operate as two completely independent companies.

Here is what does not change:

•	Day-to-day work and reporting lines

•	Current pay, benefits, and incentive programs

•	Business commitments and expectations around safety, ethics and compliance, quality, delivery, and customer service

5.	For the past several years, Huntsman’s strategy has been to move more downstream and differentiated. How does the merger with Olin fit into that approach?

Olin is well positioned in many of the raw materials and intermediates used in Huntsman’s portfolio. This cost position gives us reliable supply and enables us to be more profitable throughout the chemicals cycle by running our assets more efficiently. With a strengthened financial base and higher cash generation, the combined company can invest in higher growth opportunities.

Olin is strategic and complementary. The vertical integration into our own value chain gives us access to low-cost feedstock, makes us more competitive, and lets us serve our customers better.

6.	How does Olin’s Winchester ammunition business fit into our transaction strategy?

Winchester is one of Olin’s three business divisions. With a 160-year history, Winchester is a legacy brand in their portfolio. As such, Winchester will continue to operate as a key business within the combined company.

Winchester’s product portfolio serves commercial customers through sporting ammunition for hunting and recreational shooting, clay targets, and industrial products as well as defense and law enforcement customers.

7.	Are we expected to do anything different while we wait for the merger to close?

No. For now, we will continue to operate in a “business as usual” mode, separately and independently, ensuring that we maintain absolute focus on operating our facilities to safely and reliably produce the high quality products we are admired for, to meet our customers’ needs and expectations.

This means we should:

•	Continue working safely and ethically, in line with our business conduct guidelines
•	Follow normal processes and current reporting lines
•	Use only approved, publicly shared information
•	Avoid speculation or spreading rumors
•	Escalate external questions to the correct contacts
a)	Media inquiries: Corporate Communications
b)	Shareholder inquiries: Investor Relations

Please reach out to your line manager, HR Business Partner, or Corporate Communications if you have questions.

8.	How should I talk to customers and suppliers about this transaction?

It is natural for customers and suppliers to ask questions. You can assure them that it is business as usual until the deal is closed, and that as we move closer, they can expect more specific information.

When speaking to customers or suppliers, you should:

•	Reinforce that Huntsman remains focused on safety, reliability, service, and honoring commitments
•	Direct them to the publicly available information on www.huntsman.com if asked about the merger
•	Do not speculate about closing, timing, integration, pricing, products, supply, service, or organizational changes
•	Route questions you are not authorized to answer through the appropriate commercial leader, procurement leader, or approved company channel

Additional guidance is available in the customer and supplier communication materials. Reach out to your communications leader for more information.

9.	What transaction information about the announcement can I share externally?

You are welcome to talk to friends and family in general terms, using good judgment. Do not share internal non-public information. Associates should share only information that has already been publicly released, such as the official announcement, press release, or other authorized communications.

Associates should not:

•	Share nonpublic information including internal communications
•	Speculate about whether or when the merger will close
•	Discuss integration plans, personnel decisions, financial details, customer or supplier-specific impacts, or other confidential business matters
•	Speak on behalf of the company unless authorized
•	Comment to media, analysts, or shareholders

If a journalist contacts you, please do not comment and refer the inquiry to Corporate Communications.

If you are subject to a trading blackout or have material nonpublic information, you must also follow insider trading restrictions. If you have questions about trading, please contact the legal department.

10.	Who do I contact with questions?

If you have questions, we recommend reaching out to:

•	Your line manager
•	Your HR Business Partner
•	Your Division or Function Communications Lead (e.g., media inquiries)
•	Legal (e.g., confidentiality, disclosure obligations, shareholder interactions, or insider trading)

Check www.huntsman.com and this internal Hub page for updated information as it is available.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Olin Corporation (“Olin”) and Huntsman Corporation (“Huntsman”). In connection with the proposed transaction, Olin and Huntsman intend to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including, among other filings, an Olin registration statement on Form S-4 in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 will include a joint proxy statement/prospectus of Olin and Huntsman, which after the registration statement is declared effective by the SEC, will be mailed to shareholders of Olin and stockholders of Huntsman seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that Olin or Huntsman may file with the SEC and send to their respective shareholders and stockholders in connection with the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin and Huntsman (when they become available) from the SEC’s website at www.sec.gov, on Olin’s website at www.Olin.com under the tab “Investors” and under the heading “SEC Filings” and on Huntsman’s website at www.Huntsman.com under the tab “Investors” and under the heading “Financials” and subheading “SEC filings.”

Participants in the Solicitation

Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Olin’s shareholders and Huntsman’s stockholders in connection with the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 20, 2026, its Current Report on Form 8-K, which was filed with the SEC on April 30, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on March 20, 2026, May 5, 2026, May 19, 2026 and June 3, 2026. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 18, 2026, its Current Report on Form 8-K, which was filed with the SEC since May 1, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on June 3, 2026.

Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s shareholders or Huntsman’s stockholders generally, will be set forth in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC relating to the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the Olin or Huntsman websites described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements”. These statements relate to analyses and other information that are based on management’s current beliefs, certain assumptions and forecasts made by management, and current expectations, estimates and projections. Such forward-looking statements include statements regarding the proposed combination between Olin and Huntsman, the future results of the combined company and the benefits anticipated to be realized from the proposed combination, the impact of the proposed transaction on the combined company’s business, projections as to the amount and timing of synergies and the closing date for the proposed transaction, and other uncertainties and contingencies in connection with the foregoing. The statements contained in this communication that are not statements of historical facts may include “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “outlook,” “project,” “estimate,” “forecast,” “optimistic,” “target” and variations of such words and similar expressions in this communication to identify such forward-looking statements.

The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from these forward-looking statements. Risks and uncertainties include, but are not limited to: (i) the risk that the proposed transaction may not achieve some or all of the anticipated benefits and that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by Olin’s shareholders or Huntsman’s stockholders; (iii) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals may be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (vi) the effect of the announcement or pendency of the proposed transaction on Olin’s or Huntsman’s ability to attract, motivate or retain key executives and associates, their ability to maintain relationships with customers, vendors, service providers and others with whom they do business, or their operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from Olin’s and Huntsman’s ongoing business operations; (viii) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (ix) business, industry and operational risks applicable to Olin and/or Huntsman, including (a) sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by Olin and/or Huntsman; (b) declines in average selling prices for Olin’s and/or Huntsman’s products and the supply/demand balance for Olin’s and/or Huntsman’s products, including the impact of excess industry capacity; (c) unsuccessful execution of Olin’s and/or Huntsman’s operating models; (d) failure to control costs and inflation impacts or failure to achieve targeted cost reductions; (e) availability of and/or higher-than-expected costs of raw material, energy, transportation, and/or logistics; (f) Olin’s and/or Huntsman’s reliance on a limited number of suppliers for specified feedstock and services and their reliance on third-party transportation; (g) the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards; (h) exposure to physical risks associated with climate-related events or increased severity and frequency of severe weather events; (i) the failure or an interruption, including cyber-attacks, of Olin’s and/or Huntsman’s information technology systems, including risks from the rapid evolution and increased adoption of artificial intelligence technologies that may intensify cybersecurity risks and enable new or augment existing attack techniques and the potential for intellectual property infringement or unintentional disclosure of proprietary or confidential information through artificial intelligence tools; (j) risks associated with Olin’s and/or Huntsman’s international sales and operations, including economic, political or regulatory changes; (k) weak industry conditions affecting Olin’s and/or Huntsman’s ability to comply with the financial maintenance covenants in its debt agreements; (l) Olin’s and/or Huntsman’s indebtedness and debt service obligations; (m) failure to identify, attract, develop, retain and motivate qualified employees throughout the respective organizations and ability to manage executive officer and other key senior management transitions; (n) adverse conditions in the credit and capital markets, limiting or preventing Olin’s and/or Huntsman’s ability to borrow or raise capital; (o) Olin’s and/or Huntsman’s inability to complete future acquisitions or joint venture transactions or successfully integrate them into the business; (p) the effects of any declines in global equity markets on asset values and any declines in interest rates or other significant assumptions used to value the liabilities in, and funding of, Olin’s and/or Huntsman’s pension plans; (q) Olin’s and/or Huntsman’s long-range plan assumptions not being realized, causing a non-cash impairment charge of long-lived assets; (r) exposure to risks associated with the creditworthiness of Olin’s and/or Huntsman’s key suppliers, customers and business partners and reductions in demand for their customers’ products; (s) failure to develop new products, processes or applications, or failure to keep pace with evolving technological innovations in end-use markets; (t) inability to protect patents and trade secrets or enforce intellectual property rights, particularly in countries where effective intellectual property laws and judicial systems may be unavailable; (u) conflicts, military actions, terrorist attacks, political events, public health crises and general instability, along with increased security regulations, that could adversely affect Olin and/or Huntsman’s business;  and (v) legal, environmental and regulatory risks, including (a) changes in, or failure to comply with, legislation or government regulations or policies, including changes regarding Olin’s and/or Huntsman’s ability to manufacture or use certain products and changes within the international markets in which Olin and/or Huntsman operate; (b) new regulations or public policy changes regarding the transportation of hazardous chemicals and the security of chemical manufacturing facilities; (c) unexpected outcomes from legal or regulatory claims and proceedings; (d) costs and other expenditures in excess of those projected for environmental investigation and remediation or other legal proceedings; (e) various risks associated with Olin’s Lake City U.S. Army Ammunition Plant contract and performance under other governmental contracts; and (f) compliance with data privacy regulations, including the General Data Protection Regulation (GDPR) and other applicable data privacy laws, which could result in substantial fines, penalties and legal liability.

All of Olin’s and Huntsman’s forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or Huntsman or that Olin or Huntsman consider immaterial could affect the accuracy of the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions, which are difficult to predict and many of which are beyond the control of Olin and/or Huntsman. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. A further list and descriptions of these risks, uncertainties, and other factors can be found in Olin’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://olin.com  or on request from Olin and in Huntsman’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://www.huntsman.com or on request from Huntsman. Any forward-looking statement made in this communication speaks only as of the date of this communication. Neither Olin nor Huntsman undertake any obligation to update publicly any forward-looking statements, or any other information in this communication whether as a result of future events, new information or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.